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THE BRINSON FUNDS
10f-3 Transactions Summary:  First Quarter 1999


Fund                         Trade Date         Issuer

U.S. Small Capitalization Gr  2/19/99       Vignette Corp.

U.S. Small Capitalization Gr  3/05/99     Neon Systems, Inc.

U.S. Small Capitalization Gr  3/26/99     Autobytel.com, Inc.

U.S. Large Capitalization Gr  3/30/99   The Pepsi Bottling Group, Inc.
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